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December 2, 2005

Daniel F. Duchovny, Esq.
Attorney-Advisor
Office of Mergers and Acquisitions
Division of Corporation Finance
Securities and Exchange Commission
100 F. Street, N.E.
Washington, D.C. 20549-3628

Re:	Georgia-Pacific Corporation

Schedules TO-C filed November 14 and 16, 2005; Schedule TO-T filed

November 17, 2005; Schedules TO-T/A filed November 21 and 25, 2005, each filed by Koch Industries, Inc. and Koch Forest Products, Inc.

SEC File No. 005-30246

Dear Mr. Duchovny:

Koch Forest Products, Inc. (the “Purchaser”) and Koch Industries, Inc. (“Koch Industries”) have filed today via EDGAR Amendment No. 3 (the “Amendment”) to the above-referenced Tender Offer Statement on Schedule TO (the “Statement”). We have enclosed three courtesy copies of the Amendment for your review.

On behalf of the Purchaser and Koch Industries, we are responding to your comment letter dated November 28, 2005 with respect to the Statement. Capitalized terms used and not otherwise defined herein have the meanings assigned thereto in the Statement. For your convenience, the comments of the staff (the “Staff”) of the Securities and Exchange Commission are reproduced below in bold type and are followed by the Purchaser’s and Koch Industries’ response.

Schedule TO-C filed November 14, 2005

Forward-Looking Statements

1.

We note in the joint press release dated November 13 you refer to the definition of forward-looking statements included in the Private Securities Litigation Reform Act of 1995. Note that the safe harbor protections for forward-looking statements contained in the federal securities laws do not apply to statements made in connection with a tender offer. See Section 21E(b)(2)(C) of the Securities Exchange Act of 1934 and Regulation M-A telephone interpretation M.2 available at

Daniel F. Duchovny, Esq.

December 2, 2005

www.sec.gov in the July 2001 Supplement to the Division of Corporation Finance’s Manual of Publicly Available Telephone Interpretations. Please confirm that you will avoid making reference to that Act in all future communications in connection with the tender offer.

Response: The Purchaser and Koch Industries confirm that they will avoid making reference to the Private Securities Litigation Reform Act in future communications in connection with the tender offer.

2.	We note the disclaimer that you do not undertake any obligation to update any forward-looking statements to reflect any changes in events, new information or otherwise. This disclaimer is inconsistent with the requirements of General Instruction F of Schedule TO and your obligations under Rule 14d-6(c) to amend the Schedule to reflect a material change in the information previously disclosed. Please confirm that the bidders will avoid using this statement in all future communications.

Response: The Purchaser and Koch Industries confirm that they will avoid using the statement referred to in the Staff’s comment in future communications in connection with the tender offer.

Schedule TO-T filed November 17, 2005

Offer to Purchase

Acceptance for Payment and Payment for Shares, page 16

3.	Please revise the language on page 17 that states that you will return any securities which are not accepted for tender “as promptly as practicable after the expiration or termination of the Offer” to state that you will make such returns “promptly” as required by Rule 14e-l(c).

Response: The Purchaser and Koch Industries have revised the disclosure to state that they will return securities not accepted for payment “promptly” after the expiration or termination of the Offer. See Item 3 of the Amendment under the heading “Amendments to the Offer to Purchase”.

Certain U.S. Federal Income Tax Consequences, page 22

4.	We note the subheading of your disclosure and the first sentence of this section that sets forth “certain” federal income tax consequences of the tender offer. Please ensure that you discuss all such material consequences.

Response: The Purchaser and Koch Industries have revised the subheading referred to in the Staff’s comment and the first sentence of Section 5 of the Offer to Purchase. See Items 1, 2, 4, 5 and 6 of the Amendment under the heading “Amendments to the Offer to Purchase”.

Daniel F. Duchovny, Esq.

December 2, 2005

Certain Information Concerning Georgia-Pacific – Certain Projections, page 27

5.	Please clarify on page 29 that, as stated in our comment above, any provisions of the Private Securities Litigation Reform Act of 1995 that may be set forth in the annual and quarterly reports listed in your offer document are not applicable to the tender offer.

Response: The Purchaser and Koch Industries have revised the disclosure to clarify that the provisions of the Private Securities Litigation Reform Act of 1995 that may be set forth in the annual and quarterly reports listed in the Offer to Purchase are not applicable to the Offer. See Item 7 of the Amendment under the heading “Amendments to the Offer to Purchase”.

Certain Information Concerning Koch Industries and the Purchaser, page 30

6.	With respect to your disclosure in the fifth and sixth paragraphs on page 30, please tell us why you need to qualify your disclosure “to the knowledge” of the bidders. What prevents you from knowing and disclosing this information? Please explain or delete the qualifier.

Response: The Purchaser and Koch Industries have revised the disclosure in response to the Staff’s comment. See Item 8 of the Amendment under the heading “Amendments to the Offer to Purchase”.

The Merger Agreement – Representations and Warranties, page 50

7.	We note your disclosure in the first paragraph of this section that some of the representations and warranties may not be accurate or complete as of any particular date. Please be advised that, notwithstanding the inclusion of a general disclaimer, you are responsible for considering whether additional specific disclosures of material information regarding material contractual provisions are required to make the statements included in the offer document not misleading.

Response: The Purchaser and Koch Industries confirm they are responsible for considering whether additional specific disclosures of material information regarding material contractual provisions are required to make the statements included in the Offer to Purchase not misleading.

Fees and Expenses, page 75

8.	Expand to quantify the fees paid to Citigroup in connection with the transaction. See Item 1009(a) of Regulation M-A.

Daniel F. Duchovny, Esq.

December 2, 2005

Response: The Purchaser and Koch Industries have revised the disclosure in response to the Staff’s comment. See Item 11 of the Amendment under the heading “Amendments to the Offer to Purchase”.

Certain Conditions of the Offer, page 69

9.	We note the subheading of this section that sets forth “certain” conditions of the tender offer. Please ensure that you discuss all conditions of the offer.

Response: The Purchaser and Koch Industries confirm that the disclosure describes all conditions of the Offer.

10.	Refer to the last paragraph of this section relating to your failure to exercise any of the rights described in this section. This language suggests that once an offer condition is triggered, the bidders must decide whether or not to waive the condition. Note that when a condition is triggered and you decide to proceed with the offer anyway, we believe that this constitutes a waiver of the triggered condition(s). Depending on the materiality of the waived condition and the number of days remaining in the offer, you may be required to extend the offer and recirculate new disclosure to security holders. You may not, as this language seems to imply, simply fail to assert a triggered offer condition and thus effectively waive it without officially doing so. Please confirm your understanding supplementally.

Response: The Purchaser and Koch Industries confirm their understanding that the failure to assert a condition to the Offer that is not satisfied on or prior to the Expiration Date constitutes a waiver of that condition and that, depending on the materiality of the waived condition and the number of days remaining in the Offer, the Purchaser and Koch Industries may be required to extend the Offer and/or recirculate new disclosure to security holders.

Letter of Transmittal

11.	We note that beginning on page 5 of the Letter of Transmittal you require tendering security holders to improperly certify that they “understand” and “recognize” the effect of the terms of the offer. Please revise to delete that requirement. Alternatively, amend the form to include a legend in bold typeface that indicates the bidders do not view the certification made by security holders that they understand or recognize the offer materials as a waiver of liability and that the bidders promise not to assert that this provision constitutes a waiver of liability.

Response: The Purchaser and Koch Industries have revised the language in the Letter of Transmittal and Items 1 through 11 of the Statement, to the extent such Items incorporate by reference to the information contained in the Letter of Transmittal, in response to the Staff’s comment. See Items 1, 2 and 3 of the Amendment under the heading “Amendments to the Letter of Transmittal”.

Daniel F. Duchovny, Esq.

December 2, 2005

Additionally, at the Staff’s request, this letter constitutes an acknowledgement on behalf of the Purchaser and Koch Industries that:

•	the Purchaser and Koch Industries are responsible for the adequacy and accuracy of the disclosure in the Statement;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the Statement; and

•	the Purchaser and Koch Industries may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

With respect to the Purchaser’s and Koch Industries’ responses to the foregoing comments, the Purchaser’s and Koch Industries’ revisions to the Statement, the Offer to Purchase and the Letter of Transmittal should not be deemed to constitute an admission that any of the information included in the Statement, the Offer to Purchase or the Letter of Transmittal in response to such comments is material.

*    *     *     *     *

Daniel F. Duchovny, Esq.

December 2, 2005

If you have any questions regarding the foregoing responses or the enclosed Amendment or need additional information, please do not hesitate to contact me at (312) 876-7666, John J. Huber at (202) 637-2242 or John E. Sorkin at (212) 906-1656.

Sincerely,

/s/ Mark D. Gerstein
Mark D. Gerstein of LATHAM & WATKINS LLP

Enclosures

cc:	Tye G. Darland

Raffaele G. Fazio

John J. Huber

John E. Sorkin